Exhibit 1.1

[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

AMESITE, INC.

MASTER SERVICES AGREEMENT

This Master Services Agreement entered on August 17, 2022 is by and between NAFEO (“Customer”) having its principal place of business at 600 Maryland Avenue, S.W./Suite 400E Washington, D.C. 20024, and AMESITE INC. (“Company”), having its principal place of business at 607 Shelby St. Ste 700 PMB 214, Detroit, MI 48226, each of which singly is a “Party” or collectively “Parties.” This document will constitute a binding contract that will be enforceable by either Party in accordance with its terms and conditions.

RECITALS

WHEREAS, Company is an internet-based service company having a proprietary platform specializing in providing online and hybrid, in-person and online educational courses or programs;

WHEREAS, Customer is the nation’s national membership association of all the nation’s Historically Black Colleges and Universities (HBCUs) and Predominantly Black Institutions (PBIs). Founded in 1969, by the presidents and chancellors of HBCUs and other equal educational opportunity institutions, NAFEO is a one-of-a-kind membership association representing the presidents and chancellors of the public, private, independent, and land-grant, two-year, four-year, graduate and professional, HBCUs and PBIs.

WHEREAS, Customer desires to work with Company to configure certain courses or programs of Customer onto Company’s platform for use by any third party universities, teachers, professionals and students for the mutual benefit of Customer and Company.

AGREEMENT

In consideration of the foregoing and the agreements contained herein, the Parties agree as follows:

1.	Definitions.

a.	“Company” means Amesite and its subsidiaries.

b.	“Platform” means software, hardware, related technology and intellectual property rights associated therein with a storefront, including: backend, front-end, and user interfaces.

c.	“Product” means an educational course, program, or other offering with characteristics configured for the Platform that is provided under a Subcontract and distributed by Amesite under a Statement of Work (SOW).

d.	“Subcontract” means an agreement executed under the MSA for the Products, defining certain technical and business agreements related to Products.

e.	“Customer” means a NAFEO, including any employees, consultants, contractors, or agents of Customer.

f.	“Affiliate” means any organization who is the recipient of funds or support by NAFEO related to formation of any Center or other organization that delivers learning, including but not limited to universities (such as HBCUs) or other non profit organizations.

g.	“Learner” means an enrollee at a college, university, or other entity who has purchased any product of Company.

h.	“Credit” means a university or college credit with a defined value that can be applied toward a degree program and with a defined transferability by the Customer.

i.	“Customer Content” means course or program materials and information, including any and all third-party license rights in its original form provided by the Customer.

j.	“Amesite Content” means Customer Content, including any and all third-party licenses rights, configured for the Platform of Amesite.

k.	“Development Costs” means any and all Amesite costs associated with creating the Product for the Platform and excludes any and all of Customer’s operating costs and the Product Operating Costs.

l.	“Product Operating Costs” means any and all costs associated with offering a Product, including staffing, web hosting, data management, accreditation, and other related information, and excludes Amesite’s Platform operating costs, Customer operating costs, and Development Costs.

m.	“Payment” means a certain payment from the Learner in association with the purchase of the Product on the Platform.

n.	“Product Data” means information generated through use of the Product.

o.	“Platform Data” means information generated through use of the Platform.

p.	“Learner Data” means any and all information provided by Learner, including: enrollment and retention associated with each Learner, contact information of Learner, performance of Learner.

q.	“Product Privacy” means a certain policy expressed in terms of use of the Product.

r.	“Platform Privacy” means a certain policy expressed in terms of use of the Platform.

s.	“Accreditation” means a ratification of the award or credit or other qualification with a defined level of performance demonstrated during use of a Product.

t.	“Historically Black Colleges and Universities” means any historically black college or university that was established prior to 1964, whose principal mission was, and is, the education of black Americans, and that is accredited by a nationally recognized accrediting agency or association determined by the Secretary of Education to be a reliable authority as to the quality of training offered or is, according to such an agency or association, making reasonable progress toward accreditation.

2.	Development Services. Amesite agrees to complete the work, for a pre-approved budget, outlined in the relevant Statements of Work (SOWs) that are pre-approved and agreed to in writing by both Customer and Amesite. The SOWs will be referred to as A.1, A.2, A.3, etc.

3.	Schedule of Deliverables. Amesite and Customer agree to the following schedule:

a.	Amesite will complete the Product ready for launch, according to the Schedules described in the SOWs in Exhibit A, as discussed and agreed to by both Parties.

b.	Amesite will make such reasonable or necessary modifications to Customer Content as agreed upon by both Parties to create the Product as described in the SOWs in Exhibit A.

c.	Customer agrees to provide all deliverables necessary for Amesite as described in the SOWs in Exhibit A. If Customer fails to provide the deliverables as described in a SOW in Exhibit A, then the remaining deadlines and time frames in the SOW in Exhibit A, will be adjusted and rescheduled according to the amount of Customer delay.

4.	Hosting. For the term of this Agreement, Amesite agrees to host and maintain the Amesite Content and Customer Content on the Platform for the Product on Amesite’s web server(s) on site, or off site through third party hosting, under this Agreement. Amesite will take all reasonable precautions to implement data backup services on the data stored in the Platform. However, Amesite is specifically not responsible for unintentional damages or loss, either incidental or direct, caused by a loss of Customer Content.

5.	Joint Marketing. Amesite and Customer shall work with each other to advertise the Product on the Platform.

6.	Accreditation and Quality Control: Amesite and Customer agree to work with each other using best efforts to ensure distribution of high-quality Products on the Platform in accordance with the terms in the relevant SOWs in Exhibit A.

7.	Policies and Procedures: Customer agrees that all of its employees and contractors participating in joint work through this SA will abide by Customer’s code of conduct, policies, and procedures, directed to proprietary rights, privacy, human resources, intellectual property, security, safety, general hours and schedules, and other obligations as further set forth in Exhibit A.

8.	Fees, Charges, and Billing. It is agreed that Customer shall be responsible for the payment processing and collection of payments from Learner and will disburse applicable fees to Amesite according to the terms of this Agreement within 30 days of invoice date.

9.	Ownership and Rights.

a.	Amesite recognizes that aspects of the Customer or Affiliate Content provided by Customer to Amesite may be copyrighted, patented, or trademarked by Customer and considered proprietary intellectual property of Customer, including, but not limited to, Customer’s trade dress, text, logos and other materials, or other related or similar rights, including, without limitation, tradename, trademarks, and logos (“Customer Materials”), which shall remain the property of Customer to the fullest extent possible. Customer hereby grants to Amesite a perpetual, irrevocable license to use, to copy, to distribute, to display or perform, and to create derivative works of all such protected and proprietary Customer Materials solely for the purpose of performing its duties under this Agreement.

b.	Amesite owns and retains all ownership and proprietary rights relating to programmatic or pitch materials provided to Customer and its programming architecture, including, but not limited to, Amesite Content, Platform, HTML code, program code, graphical code, design, technique, etc., and data, including, but not limited, to Product Data, Platform Data, Learner Data, and other collected or created data from or associated with the Product or Platform (collectively “Company Materials”). This Agreement does not transfer, sell, assign, or entitle Customer to any of Amesite’s source codes, programming documentation, trade secrets or the Company Materials.

c.	Amesite will not provide, sell or license any Customer or Affiliate Materials to any third party without Customer’s written authorization. Customer retains full and exclusive ownership of all Customer’s Content.

10.	Assignment. Either Party may assign this Agreement to another person or entity subject to the following: (1) The Parties must agree in writing to the Assignment, which agreement shall not unreasonably be withheld; (2) The assignee must agree in writing to be bound by all provisions of this Agreement for the assignment to be valid; (3) Neither Party is relieved of any obligations or liabilities under this Agreement by assigning its interests, meaning that if the assignee defaults or breaches the Agreement, then the Assignor Party will still be responsible and liable for all breaches, payments & damages caused by the assignee; (4) No assignment may be made by Customer that would materially breach key provisions of this Agreement without the express written consent of Amesite.

11.	Confidentiality, Non-Disclosure, Non-Compete, and Non-Solicitation.

a.	Confidentiality. During the term of this Agreement, and for a period of five years after the termination of this Agreement, neither Party shall permit third parties to have access to any confidential or proprietary information of the other without first obtaining their written authorization, which authorization shall not be unreasonably withheld but may be conditioned upon such third party’s execution and delivery of a confidentiality agreement acceptable to both Parties. Notwithstanding the above, each Party agrees to abide by any and all privacy policies, including the Product Privacy and the Platform Privacy, as listed under www.amesite.com/privacy/.

b.	In the event that either Party has access to, or obtains in any way, confidential and proprietary information that relates to the other Party’s business, including, without limitation, information relating to customers, sales, subscribers, subscriber usage of websites, and all other non-public business, technical, marketing, or intellectual property information relating to each Party’s business (“Confidential Information”), the Parties agree to preserve and protect all Confidential Information and not disclose any Confidential Information to any third party person or entity without the prior written consent of the other Party, both during the term of this Agreement and subsequent to the termination of this Agreement unless required by law or court order; provided however, that any Party hereto may disclose to any other party any information already publicly known, discovered or created independent of any involvement with the other Party or otherwise learned through legitimate means other than from such Party. Both Parties shall take such actions as may be necessary to ensure that its employees and agents are bound by, and comply with, all the provisions of this Section. The breaching Party shall be fully responsible for all damages stemming from a breach of this duty.

c.	Non-Compete. During the term of this Agreement, and for a period of two years after the termination of this Agreement, Customer agrees not to develop or create any program of its own that is comparable in functionality or would compete with Amesite’s Platform in any way. Customer shall not directly, or through third person(s) or entity(s), attempt to develop, engineer, reverse engineer, create or re-create, any product or service that is comparable in functionality or concept with Amesite’s Platform as outlined in this Agreement. Customer shall not decompile, disassemble, or reverse engineer the Amesite Platform or attempt to discover source code or other information concerning the Amesite Platform including, without limitation, its design. Customer will not create any derivative work, program or product based on, or derived from the Amesite Platform, or use any information learned from Amesite Platform to create any other program or product. Customer will not allow, encourage, facilitate, or assist any third party to do anything Customer would be precluded from doing under this paragraph or Agreement provision.

d.	Non-solicitation. Because of the trade secret subject matter of Amesite’s business, Customer agrees that, during the term of this Agreement and for a period of two (2) years thereafter, it will not solicit, directly or indirectly, any services of any of Amesite’s employees, consultants, suppliers, or customers for Customer’s own benefit or for the benefit of any other person or entity.

e.	Exclusive Provider. [*].

f.	Exclusive Partner. [*].

12.	Indemnification.

a.	Each Party hereto shall defend, indemnify, and hold harmless the other Party, its directors, officers, employees and agents with respect to any third-party claim, demand, cause of action, debt or liability, including reasonable attorney’s fees, to the extent that it is based upon a claim that arises out of the gross negligence or willful misconduct of the indemnifying Party.

b.	In claiming any indemnification hereunder, the Party claiming indemnification (the “Claimant”) shall: (1) provide the other Party (the “Indemnifying Party”) with prompt written notice of any claim that the Claimant believes calls for indemnification under this Agreement; (2) grant the Indemnifying Party sole control of the defense and all related settlement negotiations, provided that no settlement will be entered into which requires any payment or expenditure by the Claimant of any amount without the Claimant’s consent, and (3) provide the Indemnifying Party with the assistance, information and authority necessary to perform the above. The Claimant may, at its option and expense, be represented by separate counsel in any such action.

13.	Warranty. Each of the Parties warrants that it has full corporate power to enter into this Agreement and to perform its obligations hereunder according to the terms of this Agreement, and that it has taken all necessary corporate or other actions, including obtaining any and all third party license rights, to authorize its entry into and performance of this Agreement. Each of the Parties, including any employees, consultants, officers, directors or other personnel of each Party shall comply with applicable regulations and in accordance with applicable mandatory law.

14.	Term of Agreement and Termination. The term of this Agreement shall be for three years beginning on the Effective Date. Thereafter, this Agreement shall be automatically renewed for successive three-year terms, unless either party gives the other party written notice of termination at least 90 days prior to the end of the then current term. Such term is subject to prior termination as provided below.

a.	Breach. The Parties agree that any breach of one or more provisions of this Agreement that threatens to or causes the other Party substantial harm is a material breach.

b.	Early Termination for Cause. In the event of an actual or perceived material breach of this Agreement by either Party, the termination provisions of this section will not trigger or be available to the non-breaching Party until the non-breaching Party has notified the breaching Party in writing of the alleged material breach, citing in reasonable detail the nature of the Breach. If a Party agrees that they materially breached one or more provisions of this Agreement, then the breaching Party shall then have thirty days to remedy such breach. If at the end of such thirty-day period, the breach has not been remedied, the Agreement may be terminated by the non-breaching Party. However, if the Party accused of the material breach denies the breach, in writing, or denies that it was material, and produces reasonable evidence to support the denial, then the other Party may not terminate the Agreement, but must utilize the dispute resolution provisions.

c.	Business Continuity. In the event that either Party has been acquired (or changed in ownership (more than 50%)), the non-acquired Party has the option to submit a written request to the acquired Party to review the Agreement within 30 days of the acquisition or change in ownership, with the expressed purpose to assess if a modification, change, update, and or termination of this agreement would be in the mutual interest of both Parties while maintaining business continuity under the Agreement.

d.	Termination for Bankruptcy. Subject to applicable law, this Agreement may be terminated by either Party upon written notice (i) upon the other Party’s making an assignment for the benefit of creditors, or (ii) upon the other Party’s dissolution or ceasing to do business.

e.	Termination Upon Mutual Consent. This Agreement may also be terminated at any time upon the mutual written consent of both Parties.

f.	Force Majeure. A Party shall be excused from delays or failure to perform its duties to the extent such delays or failures result from acts of nature, riots, war, acts of public enemies, fires, epidemics, or any other causes beyond its reasonable control. The Parties will promptly inform and consult with each other as to any of the above causes that in their judgment may or could be the cause of a substantial delay in the performance of this Agreement. Either Party may, in its discretion, terminate this Agreement if a delay in performance by the other Party exceeds or is reasonably expected to exceed nine months.

g.	Waiver. The waiver by either party of any default, breach or obligation hereunder shall be ineffective unless in writing and shall not constitute a waiver of any subsequent breach or default. No failure to exercise any right or power under this Agreement or to insist on strict compliance by the other party shall constitute a waiver of the right in the future to exercise such right or power or to insist on strict compliance.

15.	Limitation of Warranties, Liabilities and Risks.

a.	LIMITATION OF WARRANTIES. COMPANY MAKES NO WARRANTY, REPRESENTATION OR PROMISE NOT EXPRESSLY SET FORTH IN THIS AGREEMENT. COMPANY DISCLAIMS AND EXCLUDES ANY AND ALL IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT. COMPANY DOES NOT WARRANT THAT THE PROVIDED SOFTWARE OR SERVICE IS WITHOUT DEFECT OR ERROR OR THAT THE OPERATION OF LICENSED SOFTWARE WILL BE UNINTERRUPTED OR ERROR FREE.

b.	LIMITATION ON LIABILITY. COMPANY’S AGGREGATE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT, OR MAINTENANCE, SUPPORT OR OTHER SERVICE (REGARDLESS OF THE FORM OF ACTION OR CLAIM - E.G. CONTRACT, WARRANTY, TORT, MALPRACTICE, AND/OR OTHERWISE) WILL IN NO EVENT EXCEED AN AMOUNT EQUAL TO THE TOTAL OF THE INITIAL FEE AND ALL LICENSE FEES RECEIVED BY COMPANY FROM CUSTOMER UNDER THIS AGREEMENT. COMPANY WILL NOT IN ANY CASE BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, INDIRECT OR PUNITIVE DAMAGES EVEN IF COMPANY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. COMPANY IS NOT RESPONSIBLE FOR LOST PROFITS OR REVENUE, LOSS OF USE OF LICENSED SOFTWARE OR OTHER PROGRAMS, LOSS OF DATA, COSTS OF RE-CREATING LOST DATA, THE COST OF ANY SUBSTITUTE EQUIPMENT OR PROGRAM, OR CLAIMS BY ANY PARTY OTHER THAN CUSTOMER, EXCEPT AS PROVIDED HEREOF WITH RESPECT TO INDEMNIFICATION FOR THIRD PARTY CLAIMS.

16.	Disputes

a.	Management Escalation. Any and all disputes, controversies, claims and differences arising out of, or related to this Agreement, or any breach thereof between the Parties (collectively “Dispute”), shall be initially discussed between a senior manager of each of the Parties and such managers shall use best efforts to settle the Dispute. In the event that the managers cannot settle the Dispute after thirty days, each of the Parties shall set up a meeting between an officer of the Parties in an attempt to resolve the Dispute.

b.	Arbitration. Any and all disputes, controversies, claims and differences arising out of, or relating to this Agreement, or any breach thereof, which cannot be settled through correspondence and mutual consultation of the Parties as described in this paragraph, shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, in effect on the date of this Agreement, by the arbitrators selected in accordance with this Agreement.

c.	Location. Arbitration proceedings shall be held in District of Columbia, unless the parties mutually agree to a different location.

17.	Governing Law. This Agreement will be governed by the laws of the District of Columbia.

18.	Remedies. Each Party shall be entitled to all remedies at law or in equity in enforcing a default or breach under this Agreement. The prevailing Party in any action under this Agreement shall be entitled to recover its costs, including reasonable attorneys’ fees, incurred in enforcing this Agreement. Customer acknowledges that any breach by Customer of any of the provisions contained in this Agreement, and more particularly a breach, or threatened breach, of the confidentiality and non-compete provisions, will give rise to irreparable injury to Amesite inadequately compensable in monetary damages alone. Accordingly, Customer stipulates and agrees that Amesite may seek and obtain preliminary and permanent injunctive relief against the breach, or threatened breach, of said provisions without the necessity of posting bond. Such relief will be in addition to any other legal or equitable remedies which may be available to Amesite.

19.	Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered personally, or (ii) when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), in each case to the other Party at the following addresses:

a.	If to Customer, to: Lezli Baskerville, Esq., 600 Maryland Avenue, S.W./Suite 800E Washington, D.C. 20024; Email: lbaskerville@nafeo.org.

b.	If to Company, to: Amesite, Inc., 607 Shelby St. Ste 700 PMB 214, Detroit, MI 48226; Attn: CEO; Phone 650-516-7633; Email: accounts@amesite.com with carbon copy to: Ogawa Professional Corporation, 313 Bryant Court, Palo Alto, CA 94301; Attn: Richard T. Ogawa; Email: richard@rtogawa.com.

20.	Independent Contractor. The Parties to this Agreement are independent contractors and there is no relationship of agency, partnership, joint venture, employment or franchise between the Parties. Neither Party has the authority to bind the other, or to incur any obligation on the other’s behalf.

21.	Headings. The section headings contained in the Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

22.	Severability. If any term of this Agreement is held invalid or unenforceable by a court or arbitrator of competent jurisdiction, it shall be severed, and the remaining terms of this Agreement shall be interpreted in such a way as to give maximum validity and enforceability to this Agreement.

23.	Entire Agreement. This Agreement sets forth the entire agreement between the Parties on this subject and supersedes all prior negotiations, understandings and agreements between the Parties concerning the subject matter. No amendment or modification of this Agreement shall be made unless agreed to in writing and signed by both Parties.

24.	Counterparts. This Agreement may be executed in counterparts, and each of which shall be deemed an original and all of which together shall constitute one and the same document. Nevertheless, where a fully executed original of this Agreement cannot be found or produced, a true copy of a fully executed copy of this Agreement shall be treated as an original for all purposes.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

NAFEO

Lezli Baskerville, Esq.
President & CEO

Date ______________

Amesite

Dr. Ann Marie Sastry
CEO, Amesite Inc.

Date ______________

EXHIBIT A

STATEMENTS OF WORK

Exhibit A will be updated from time to time by the Customer and Amesite to include Statements of Work, e.g. A.1, A.2, A.3, etc. that are agreed-upon in writing by both parties. The following programs will be launched upon joint agreement on content, business terms, and timing:

EXHIBIT A.1

STATEMENT OF WORK

Under this Statement of Work (SOW), the Company will provide materials suitable for fundraising for Customer to present to potential donors and partners, related to formation of the Center of Excellence (CoE) in Equity and Opportunity. The CoE shall have the following characteristics and aims, delivered with best-efforts by both Customer and Company:

1.	Support from private and public donors with a targeted raise of $30M USD, initially, from private sources.

2.	Capability to deliver learning programs for up to 12 HBCUs

3.	Capability to deliver a full program start before December 31, 2022.

4.	Completion of deliver of first round of learning opportunities no later than May 31, 2023.

BUSINESS MODEL: CoE

Customer agrees that fees will support administrative work by NAFEO. Initial fees for services, setup and delivery of the CoE to Amesite will total approximately $10M USD, with detailed budgets to be provided as part of this SOW. All invoices to be paid by Customer net 30 from date of invoice.

FEES FOR THIS SOW

[*]

TERM

[*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

NAFEO

Lezli Baskerville, Esq.
President & CEO

Date ______________

Amesite

Dr. Ann Marie Sastry
CEO, Amesite Inc.

Date ______________